Exhibit 99.1

Section 13(r) Disclosure of Certain Sponsors

Disclosure by The Blackstone Group L.P.

Hilton Worldwide, Inc. (“Hilton”), which may be considered our affiliate, provided the disclosure reproduced below. We have not independently verified or participated in the preparation of this disclosure.

“During the reporting period, the Iranian Ministry of Youth and Sports purchased a number of room nights at the Hilton Ankara, Turkey, which is leased by a foreign affiliate of Hilton. Revenue received by Hilton for these hotel stays was approximately $4,360 and net profit was approximately $1,700. During calendar year 2012, the Embassy of Iran purchased a number of room nights at the hotel and organized a concert event in the hotel ballroom. Revenue received by Hilton for the services provided to the Embassy of Iran in 2012 was approximately $11,070 and net profit was approximately $4,300. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”). The Hilton Ankara intends to continue engaging in future similar transactions to the extent they remain permissible under IEEPA.

Also during the reporting period, certain individual employees at two Hilton-branded hotels in the United Arab Emirates received routine wage payments as direct deposits to their personal accounts at Bank Melli, an entity identified on the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury. In addition, certain individual employees at these hotels received routine wage payments as direct deposits to their personal accounts at Bank Melli during calendar year 2012. Both of these hotels are owned by a third party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and a Hilton affiliate. In each case, these payments originated from the third-party owner’s account to the personal accounts of the employees at their chosen bank. No revenues or net profits are associated with these transactions. Both hotels have advised Hilton that they will discontinue making direct deposits to accounts at Bank Melli.

During the reporting period, several individuals stayed at the DoubleTree Kuala Lumpur, Malaysia, pursuant to a rate agreement between the hotel and Mahan Air, an entity identified on the SDN List. This hotel is staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and a Hilton affiliate. Under the agreement, which was entered into in the name of the owner, the hotel reserved a number of rooms for Mahan Air crew members at the DoubleTree Kuala Lumpur several times each week. Revenue received by Hilton attributable to Mahan Air crew hotel stays during the reporting period was approximately $1,550. The DoubleTree Kuala Lumpur also reserved a number of rooms for Mahan Air crew members during calendar year 2012. Revenue received by Hilton attributable to Mahan Air crew hotel stays in 2012 was approximately $3,820. Hilton considers its net profit on management fees to be approximately the same as its revenue. The DoubleTree Kuala Lumpur has terminated the agreement and does not intend to engage in any future transactions with Mahan Air.”

Travelport Limited, which may be considered our affiliate, provided the disclosure reproduced below in connection with activities during the first fiscal quarter of 2013. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided us with gross revenue and net profits attributable to the activities described above.